UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2011

Securities registered as of December 31, 2011

	Amounts as to Which
	Registration is	Names of Exchanges
Title of Issue	Effective	on Which Registered
Kingdom of Sweden 11 1/8 % Bonds with warrants Due 2015	$600,000,000	New York Stock Exchange

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2011 was Swedish kronor (SEK) 795,946 million. (1)

In addition, there were outstanding various internal loans, in a total amount of SEK 1,377,823 million guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2011 was as follows: (in thousands)

U.S. dollars (USD)	9,574,667
Australian dollars (AUD)	200,000
Euro (EUR)	5,060,101
Pounds sterling (GBP)	167,182

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2011 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden

U.S. dollars (USD)	2,405,876
Euro (EUR)	10,105,081
Danish kroner (DKK)	77,000
Pounds sterling (GBP)	60,000
Japanese yen (JPY)	9,700,00
Norwegian kroner (NOK)	5,750,000
Swiss franc (CHF)	52,000
Special Drawing Rights and Unit of Accounts (SDR, UA)	1,279,780

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2011(1)

(Payable in Swedish kronor)

Title and Interest Rate	Date of Issue	Year of final maturity	Principal amount outstanding
			(thousands of SEK)
Treasury Bonds:
5,50% of 2002	13-mar 2002	2012	63 724 040
Index linked 1% bonds of 2005 (1)	27-sep 2005	2012	23 604 069
1,50% of 2011	30-aug 2011	2013	9 500 000
6,75% of 1997	05-maj 1997	2014	82 750 085
Index linked zero coupon bonds of 1994 (1)	01-apr 1994	2014	5 138 168
Index linked 3,5% bonds of 1999 (1)	26-apr 1999	2015	61 527 492
4,50% of 2004	06-sep 2004	2015	60 490 115
3% of 2005	19-sep 2005	2016	47 988 900
3,75% of 2006	15-sep 2006	2017	50 025 775
Index linked 0,5% bonds of 2010	23-sep 2010	2017	21 045 498
4,25 of 2007	21-nov 2007	2019	70 020 120
Index linked 4% bonds of 1995 (1)	01-dec 1995	2020	42 003 911
5% of 2004	28-jan 2004	2020	65 424 280
3,5% of 2011	09-feb 2011	2022	55 995 000
Index linked 0,25% bonds of 2011 (1)	15-sep 2011	2022	9 667 274
Index linked 3,5% bonds of 1997 (1)	01-dec 1997	2028	3 837
Index linked 3,5% bonds of 1999 (1)	19-apr 1999	2028	51 807 624
3,50% of 2009	30-mar 2009	2039	41 250 450
Assigned bonds 2005-2006		2015	79 536
Total Treasury Bonds			762 046 174

Lottery Bonds:(2)
0,80% of 2009	15-maj 2009	2012	3 600 000
2,4% of 2007	06-jul 2007	2012	3 400 000
1,6% of 2008	17-nov 2008	2013	3 600 000
0,6% of 2011	23-nov 2011	2014	2 900 000
1,0% of 2010	02-dec 2010	2014	6 600 000
1,5% of 2011	03-maj 2011	2015	3 900 000
1,6% of 2009	25-nov 2009	2015	5 400 000
1,6% of 2010	19-apr 2010	2016	4 500 000
Total Lottery Bonds			33 900 000
Total Internal Funded Debt			795 946 174

(1)	At time of issue paid in discounted amount.
(2)

Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of all bonds is paid at maturity.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2011

(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of SEK)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350 000
Others	55 000
Total	405 000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Deposit Insurance	1 138 532 588
Pension guarantees	8 253 390
Öresundsbro Konsortiet (bridge and tunnel construction)	11 125 104
Research and development	1 700 000
Others	22 596
Total	1 159 633 678
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Exportkreditnämnden (The Export Credit Guarantee Board)	210 398 000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	2 208 389
Sida (Swedish International Development Agency)	3 935 000
Others	1 243 000
Total	217 784 389

Total Internal Guaranteed Debt	1 377 823 067

External Funded Debt as of December 31, 2011

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
			(in thousands)
US Dollars			USD
1,875% Bonds of 2009	15-jan 2009	2012	2 000 000
1,875% Bonds of 2009	20-oct 2009	2012	1 000 000
0,625% Bonds of 2010	30-nov 2010	2012	2 000 000
1,750% Bonds of 2010	27-apr 2010	2013	1 000 000
1,0% Bonds of 2011	22-mar 2011	2013	2 000 000
1,0% Bonds of 2011	25-maj 2011	2014	1 500 000
11,125% Bonds of 1985	12-jun 1985	2015	67 081
10,25% Bonds of 1985	01-nov 1985	2015	7 586
Total US Dollars			9 574 667	67 464 290

Pounds Sterling			GBP
11% Bonds of 1984	17-okt 1984	2012	87 000
9,75% Bonds of 1985	20-nov 1985	2014	80 182
Total Pounds Sterling			167 182	1 815 074

Euro(2)			EUR
0,875% Bonds of 2011	23-aug 2011	2013	1000000
3,125% Bonds of 2009	28-apr 2009	2014	4 000 000
9,405% Bonds of 1996 (ESP)	09-apr 1996	2026	60 101
Total Euro			5 060 101	52 483 028

Australian Dollar			AUD
5,75% Bonds of 2005	03-mar 2005	2015	200 000
Total Australian Dollar			200 000	1 121 529

Sum public Debt				122 883 921
Non public funded debt				1 502 248

Total External Funded Debt, excluding unrealized currency gains/losses and currency and FX swaps				124 386 169
Total of External Short Term Floating Debt				42 840 937
Liquidity management instrumets				0
Unrealised currency gains/loss (3)				-9 037 265
Currency and FX swaps				85 958 519
Total debt denominated in foreign currency				244 148 360

(1)    The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)    Original currency of issuance within parentheses.

(3)    According to exchange rates per December 31, 2011.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2011

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	698 845	6 251 169
Sweden House in St. Petersburg, Russia	USD	5 163	35 741
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	60 000	640 800
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	150 000	1 038 450
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	212 908	1 904 458
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	9 700 000	865 036
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	77 000	92 656
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5 750 000	6 615 318
Total			17 443 628
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1 696 187	11 742 702
Multilateral Investment Guarantee Agency (MIGA)	USD	16 208	112 210
European Bank for Reconstruction and Development (EBRD)	EUR	541 590	4 844 523
European Investment Bank (EIB)	EUR	6 564 715	58 721 373
Council of Europe Development Bank (CEB)	EUR	123 724	1 106 711
Nordic Investment Bank (NIB)	EUR	1 963 299	17 561 711
Inter-American Development Bank (IDB)	USD	538 318	3 726 780
Asian Development Bank (AsDB)	SDR	343 140	3 647 338
African Development Bank (AfDB)	SDR	936 640	9 955 828
Total			111 419 176
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52 000	382 491

Total External Guaranteed Debt			129 245 295

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			1 377 823 067
Total External Guaranteed Debt			129 245 295
Total Guaranteed Debt			1 507 068 362

(1)          Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2011 as follows: 6.923 Swedish kronor per U.S. dollar, 10.68 Swedish kronor per British pound, 0.089179 Swedish kronor per Japanese yen, 8.945 Swedish kronor per E.U. euro, 1.20333 Swedish kronor per Danish krona, 1.15049 Swedish kronor per Norwegian krona, 7.3556 Swedish kronor per Swiss Franc, 0.891 Swedish kronor per Hongkong dollar and 10.6293 Swedish kronor per Special Drawings Rights.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2011):

11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$532,919,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2011:

11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$67,081,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2011

(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of SEK)
Treasury Bills	72 054 000
Swaps in SEK	-130 725 000
Foreign Exchange forwards in SEK	34 561 836
Liquidity management instruments	67 282 570
National Debt Savings	24 407 009
Total Internal Floating Debt	67 580 415

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	795 946 174
Total Floating Debt	67 580 415
Total Internal Debt	863 526 589

b) External floating indebtedness of the registrant.

  (Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2011

Title and Interest Rate	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
(thousands)
EUR
Eurocommercial Paper Program of 1988 (2)
Total EUR		5 026 456
Total USD		37 814 481
Total External Floating Debt		42 840 937

(1)   The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)          In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	201 307 423
Total External Floating Debt	42 840 937
Total External Debt	244 148 360

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

Revenues on cash flow basis	Fiscal Year 2011
(millions of SEK)
Revenues
Taxes:
Taxes on income, capital gains and profits (2)	76 100
Statutory social securities fees	319 700
Taxes on property	19 200
Value added tax	304 700
Petrol tax (3)
Tobacco tax	11 000
Alcoholic beverage tax	12 200
Tax on energy consumption	67 200
Taxes on road traffic	11 200
Other taxes	-52 200
Total taxes	769 100
Non-tax revenues
Operating surpluses (4)	6 700
Interest received by the Government	5 900
Other non-tax revenues (5)	42 700
Total non-tax revenues	55 300

Capital revenues	23 100
Loan repayment	1 500
Computed revenues (6)	11 100
Contributions from the European Union	12 300
Total other revenues	48 000
Total Revenues	872 400

Exenditures
The Swedish political system	11 188
Economy and fiscal administration	12 870
Tax administration and collection	9 910
Justice	37 164
Foreign policy administration and international co-operation	1 892
Total defence	44 153
International development assistance	29 199
Immigrants and refugees	7 572
Health care, medical care, social services	56 538
Financial security in the event of illness and disability	95 800
Financial security in old age	41 590
Financial security for families and children	71 994
Financial security in the event of unemployment	4 968
Labour market and working life	63 285

Study support	21 813
Education and university research	53 709
Culture, the media, religious organisations and leisure	11 952
Planning, housing supply and construction	1 110
Regional balance and development	3 222
General environment and conservation	5 069
Energy	2 918
Communications	38 734
Agriculture and forestry, fisheries etc.	16 372
Business sector	5 344
General grant to municipalities	88 023
Interest on Central Government Debt. etc.	34 491
Contribution to the European Community	30 596
Total expenditures (all areas of expenditure)	801 478
Budget deficit	-70 922
Transactions outside closed accounts
Net lending by Riksgäldskontoret	1 600
Adjustment to cash basis (7)	1 500
Transfer from the National Pension Fund (8)
Net borrowing requirement (9)	-67 800

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.
(2)		2011
	Net personal income taxes	-63 700
	Corporate income taxes	131 400
	Other income taxes	8 400
(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)	Excluding Transfer from National Pension Fund.
(8)	The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
Aug 23, 2012
Notes and coins (excluding bank holdings)	94,005
Gold reserves of Sveriges Riksbank	44,729

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31, 2011
	(millions of SEK)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	54 242	4
Wood Products	24 158	2
Pulp	18 638	2
Paper and Board	79 445	7
Petroleum Products	88 324	7
Coal and other Fuels	8 507	1
Iron and Steel	68 402	6
Iron Ore	22 954	2
Non-Ferrous Metals	27 630	2
Other Minerals	11 778	1
Other Raw Materials	2 823	0
Manufactured Metal	33 871	3
Machinery and Equipment	355 988	29
Motor Vehicles and Spare Parts	141 940	12
Ships	3 773	0
Chemicals and Plastics	130 691	11
Clothes, Shoes and Leather	16 131	1
Other Manufactured Products	118 210	10
Other Products	6 191	1
Total Exports	1 213 694	100

	Year ended December 31, 2011
	(millions of SEK)%
Imports (c.i.f.) by commodity group
Food Products, Beverage and Tobacco	98 404	9
Wood Products	7 527	1
Pulp	3 856	0
Paper and Board	14 153	1
Petroleum Products	57 885	5
Crude Oil	93 490	8
Coal and other Fuels	11 939	1
Iron and Steel	50 206	4
Non-Ferrous Metals	22 603	2
Other Minerals	16 540	1
Other Raw Materials	9 825	1
Manufactured Metal	30 978	3
Machinery and Equipment	301 758	26
Motor Vehicles and Spare Parts	117 327	10
Ships	3 272	0
Chemicals and Plastics	125 613	11
Clothes, Shoes and Leather	40 256	4
Other Manufactured Products	134 910	12
Other Products	1 000	0
Total Imports	1 141 541	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year ended December 31, 2011
	millions of SEK	%
Exports (f.o.b.) by country of consignment

European Union (EU15)
United Kingdom	84 698	7
Germany	119 763	10
Denmark	74 630	6
Finland	74 108	6
Other EU15 countries (1)	253 746	21
Total EU15	606 944	50

European Free Trade Association (EFTA)
Norway	114 918	9
Other EFTA countries (2)	13 416	1
Total EFTA	128 335	11

Central and Eastern Europe (3)	75 325	6
Russia	27 634	2
United States	76 828	6
Japan	15 219	1
State trading countries in Asia and America (4)	40 276	3
OPEC countries (5)	37 576	3
Other countries	205 557	17

Total Exports	1 213 694	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2) Switzerland, Liechtenstein, Iceland

(3) Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Jugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4) China, North Korea, Cuba, Mongolia

(5) Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

	Year ended December 31, 2011
	millions of SEK	%
Imports (c.i.f.) by country of consignment

European Union (EU15)
United Kingdom	67 556	6
Germany	208 649	18
Denmark	93 099	8
Finland	60 862	5
Other EU15 countries (1)	256 474	22
Total EU15	686 640	60

European Free Trade Association (EFTA)
Norway	96 453	8
Other EFTA countries (2)	9 567	1
Total EFTA	106 020	9

Central and Eastern Europe (3)	99 079	9
Russia	63 106	6
United States	34 447	3
Japan	14 573	1
State trading countries in Asia and America (4)	44 402	4
OPEC countries (5)	7 856	1
Other countries	85 420	7

Total Imports	1 141 541	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2) Switzerland, Liechtenstein, Iceland

(3) Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Jugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4) China, North Korea, Cuba, Mongolia

(5) Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

December 31, 2011
(billions of SEK)
Current account	251.9
Trade in goods (f.o.b.-f.o.b.)	82.4
Net trade of goods	66.3
Correction items	16.1
Services	132.9
Transportation	20.5
Travel	-12.6
Other services	124.9
Compensation of employees	-2.5
Investment income	83.6
Direct investment	83.8
Portfolio investment excl.fin derivatives	-8.6
Income on equity	39.8
Income on debt (interest)	-48.4
Other investment	8.5
Current transfers	-44.5
Contributions etc. to/from the EU	-20
Development assistance grants	-6.5
Other current transfers	-18
Capital account	-3.4
Contributions etc. to/from EU, investmest	2.4
Developmenst assistance grants, investment	-6.2
Other	0.4
Financial account	-293.2
Direct investment	-103.3
Abroad	-182.8
Equity capital	-5.6
Loans etc.	20.1
Reinvested earnings	-197.2
In Sweden	79.5
Equity capital	-37.1
Loans etc.	24.7
Reinvested earnings	91.9
Portfolio investment excl. fin derivatives	169.6
Assets (change in Swedish inv abroad)	-59.7
Equity securities	-50
Debt securities	-9.7
Liabilities (change in foreign inv in Sw.)	229.3
Equity securities	15
Debt securities	214.3
Financial derivatives	-18.3
Other investment	-336.6
Assets (change in Swedish inv abroad)	-395.1
Loans	-366.4
Trade credits & other	-28.7
Liabilities (change in foreign inv in Sw.)	58.4
Loans	29.2
Trade credits & other	29.3
Reserve assets	-4.6
Net errors and omissions	44.7

This annual report comprises:

a) Pages numbered 1 to 21 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 5th day of September, 2012.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Director and Head of Funding

By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel